Black Diamond Holdings Corporation

December 31, 2006 and 2005 (Expressed in Canadian Dollars)

Consolidated Financial Statements

Page

Management’s Responsibility for Financial Reporting	2

Auditors’ Report	3

Comments by Auditors for U.S. Readers on Canada-

U.S. Reporting Difference	4

Consolidated Balance Sheets	5

Consolidated Statements of Operations and Deficit	6

Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements	8-21

Management’s Responsibility for Financial Reporting

The consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Bradley J. Moynes” Bradley J. Moynes President and Chief Executive Officer

“Brian Cameron” Brian Cameron Chief Financial Officer

Auditors’ Report To the Shareholders of: Black Diamond Holdings Corporation

We have audited the Consolidated Balance Sheets of Black Diamond Holdings Corporation as at December 31, 2006 and 2005 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch” Chartered Accountants

Vancouver, B.C. June 13, 2007

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated June 13, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch” Chartered Accountants

Vancouver, B.C. June 13, 2007

BLACK DIAMOND HOLDINGS CORPORATION

Consolidated Balance Sheets As at December 31, 2006 and 2005 (Expressed in Canadian Dollars)

	2006	2005
	$	$
ASSETS

CURRENT
Cash	23,283	20,347
Accounts Receivable
(Allowance for Doubtful Accounts: 2006 and 2005 – Nil)	15,867	10,418
Inventory	64,825	15,115
Prepaid Expenses	270	270

	104,245	46,150

Due from Related Party - Black Diamond Trading Ltd. (Note 3)	6,883	6,883
Property and Equipment (Note 4)	2,017	2,484

	113,145	55,517

LIABILITIES

CURRENT
Accounts Payable and Accrued Liabilities	182,259	147,752
Current Portion of Promissory Notes Payable (Note 7)	41,777	29,075
Due to Shareholders (Note 5)	45,895	17,548

	269,931	194,375

Promissory Notes Payable (Note 7)	149,914	149,914
Due to Related Party - Paseo Investments Ltd. (Note 6)	49,542	62,342

	469,387	406,631

SHAREHOLDERS’ DEFICIENCY

Share Capital (Note 8(b))	1,025,342	599,198
Contributed Surplus (Note 8(d))	9,400	-
Deficit	(1,390,984)	(950,312)

	(356,242)	(351,114)

	113,145	55,517

Nature and Continuance of Operations (Note 1) Subsequent Event (Note 14)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“Brian Cameron”

Bradley J. Moynes, Director	Brian Cameron, Director

BLACK DIAMOND HOLDINGS CORPORATION Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2006 and 2005 (Expressed in Canadian Dollars)

	2006	2005
	$	$

SALES	5,105	124,847
COST OF SALES	1,901	88,671

GROSS PROFIT	3,204	36,176

EXPENSES
Accounting and Legal	98,113	18,923
Advertising and Promotion	53,346	44,236
Amortization	467	692
Automobile	5,883	3,991
Consulting Fees (Note 10(b))	52,954	41,086
Distributor Fees	11,253	22,368
Interest and Bank Charges (Note 10(c))	28,416	21,808
Inventory Write-Down	-	31,800
Management Fees (Note 10(a))	136,116	69,360
Office	4,169	19,125
Office Rent	14,099	8,378
Telephone	9,145	8,281
Travel	15,832	11,977
Warehouse Rent	5,518	14,535

	435,311	316,560

LOSS BEFORE OTHER ITEM	(432,107)	(280,384)
Foreign Exchange (Loss) Gain	(8,565)	6,817

NET LOSS FOR THE YEAR	(440,672)	(273,567)

Deficit, Beginning of the Year	(950,312)	(676,745)

DEFICIT, END OF THE YEAR	(1,390,984)	(950,312)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING	12,109,393	9,629,693

BASIC AND DILUTED LOSS PER SHARE	(0.04)	(0.03)

BLACK DIAMOND HOLDINGS CORPORATION Consolidated Statements of Cash Flows For the Years Ended December 31, 2006 and 2005 (Expressed in Canadian Dollars)

	2006	2005
	$	$
CASH PROVIDED FROM (UTILIZED FOR)
OPERATING ACTIVITIES
Net Loss for the Year	(440,672)	(273,567)
Non-Cash Items
Amortization	467	692
Consulting Fees	8,541	-
Interest and Bank Charges	8,882	-
Inventory Write-Down	-	31,800
Unrealized Foreign Exchange Loss (Gain)	3,820	(2,370)
Change in Non-Cash Working Capital Accounts (Note 11(a))	(20,652)	34,312

	(439,614)	(209,133)

FINANCING ACTIVITIES
Shares Issued for Cash, Net of Issuance Costs	427,003	189,759
Repayments to Related Party - Paseo Investments Ltd.	(12,800)	-
Advances from Shareholders	28,347	28,818
Repayments of Promissory Notes	-	(10,000)

	442,550	208,577

INVESTING ACTIVITY
Acquisition of Property and Equipment	-	(1,279)

INCREASE (DECREASE) IN CASH	2,936	(1,835)
Cash, Beginning of the Year	20,347	22,182

CASH, END OF THE YEAR	23,283	20,347

Supplemental Cash Flow Information (Note 11)

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Black Diamond Holdings Corporation (“the Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia. The Company is a distributor of liquor and wine products in the Province of British Columbia, Canada, and in the State of New York, United States.

These accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company incurred a loss of $440,672 for the year ended December 31, 2006, and had a working capital deficiency of $165,686, an accumulated deficit of $1,390,984 and a shareholders’ deficiency of $356,242 at December 31, 2006. Operations for the year ended December 31, 2006 have been funded primarily from the issuance of share capital, the continued support of creditors and net changes in working capital balances.

The Company’s ability to continue operations is uncertain and is dependent upon its ability to achieve profitability and obtain new sources of financing (Note 14). The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles (“Cdn GAAP”). The significant accounting policies followed by the Company and its subsidiaries are summarized below:

a)	Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines, LLC. All inter-company transactions and balances have been eliminated.

b)	Accounts Receivable

The Company records an allowance for doubtful accounts to reflect management’s best estimate of losses that may occur on sales during the year. The allowance is recorded through a charge to earnings and takes into consideration the financial condition and recent payment patterns of customers.

c)	Inventory

Inventory consists of liquor products and is valued at the lower of cost and net realizable value. Cost of sales is determined on a weighted average cost basis. Warehousing, shipping and related costs are excluded from cost of sales, and are expensed as incurred.

d)	Revenue Recognition

Revenue is recognized upon shipment of products to the purchaser and when reasonable assurance exists regarding the collectibility of the consideration that will be derived from the sale of the products.

BLACK DIAMOND HOLDINGS CORPORATION Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Property and Equipment

Property and equipment are recorded at cost. Amortization is calculated using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

Computer Equipment	30% Per Annum, Declining Balance Basis
Furniture and Equipment	20% Per Annum, Declining Balance Basis

Improvements, repairs and maintenance costs are expensed as incurred.

f)	Share Capital and Stock-Based Compensation

The Company records proceeds from share issuances net of commissions and issuance costs.

Employee stock options and other types of stock-based compensation are accounted for using the fair value based method. The fair value of an option is estimated on the date of grant and expensed over the vesting period. The fair value of an Agent’s warrant is determined on the date of grant and recorded as share issuance costs. The Company estimates the fair value using the Black-Scholes option-pricing model. Consideration received on the exercise of stock options or Agent’s warrants is recorded as share capital and the related contributed surplus amount is transferred to share capital. The Company has not awarded any stock options for the years ended December 31, 2006 and 2005.

g)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h)	Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of share purchase warrants would be anti-dilutive.

i)	Advertising and Promotion

The Company expenses the cost of advertising in the year in which the advertising space or airtime is used.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)	Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings. As at December 31, 2006 and 2005, management believes there has been no impairment of the Company’s long-lived assets.

k)	Foreign Currency Translation

Transactions in foreign currencies are translated to Canadian dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are charged to earnings in the period they arise.

The accounts of integrated foreign operations, which are recorded in United States dollars, have been translated into Canadian dollars using the temporal method as follows:

Monetary Assets and Liabilities	At the exchange rate prevailing at the balance sheet date
Non-Monetary Assets and Liabilities	At historical exchange rates
Revenue and Expense Items	At the average exchange rate for the year

Foreign exchange gains and losses from the translation of foreign operations are reflected in the statement of operations for the current year.

l)	Financial Instruments

Financial instruments include cash, accounts receivable, amounts due from Black Diamond Trading Ltd., accounts payable and accrued liabilities, promissory notes payable, and amounts due to Paseo Investments Ltd. and shareholders. The Company is not exposed to significant interest, credit or exchange risk arising from these financial statements. The estimated fair value of these financial instruments approximates their carrying values because of the short term to maturity of these instruments. The carrying value of the promissory notes payable approximates their fair values due to the interest rate implicit in these instruments.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

m)	Use of Estimates

The preparation of financial statements in conformity with Cdn GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of net recoverable amount of assets, the determination of the amortization period of property and equipment, the realization of future tax assets, the estimated amount of accrued liabilities, and the fair value of Agent’s warrants. Actual results could differ from those estimates.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

n) Comparative Figures

Certain items in the prior years’ financial statements have been reclassified to conform with current year’s financial statements presentation. Such reclassification is for presentation purposes only and has no effect on prior year’s net loss and deficit.

NOTE 3 – DUE FROM RELATED PARTY - BLACK DIAMOND TRADING LTD.

Amounts due from Black Diamond Trading Ltd., a company controlled by the controlling shareholders (also Director and Officers) of the Company, are unsecured, non-interest bearing and have no specific terms of repayment.

NOTE 4 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2006
Computer Equipment	3,889	3,333	556
Furniture and Equipment	2,935	1,474	1,461

	6,824	4,807	2,017

2005
Computer Equipment	3,889	3,096	793
Furniture and Equipment	2,935	1,244	1,691

	6,824	4,340	2,484

NOTE 5 – DUE TO SHAREHOLDERS

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment. Included in this balance is $37,473 due to the President (also a Director) of the Company (2005 -$37,972), $9,422 due to the Vice-President of the Company (2005 – receivable of $19,424), and $1,000 due from a person related to a Director of the Company (2005 – $1,000).

NOTE 6 – DUE TO RELATED PARTY - PASEO INVESTMENTS LTD.

Amounts due to Paseo Investments Ltd., a company controlled by relatives of the controlling shareholders (also Director and Officers) of the Company, are unsecured, non-interest bearing and are due on December 31, 2008.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 7 – PROMISSORY NOTES PAYABLE

		2006	2005
		$	$

a)	On August 22, 2003, the Company issued a promissory note
	payable to a relative of the President and Vice-President of the
	Company for cash advanced to the Company in the amount of
	$159,914. The note is unsecured, bears interest at 12% per
	annum (Note 10(c)) and payable monthly. Subsequent to year
	end, the due date of the note was extended from January 31,
	2007 to December 31, 2008.	149,914	149,914

b)	On October 14, 2004, the Company issued a promissory note
	payable to an arm’s length party for cash advanced to the
	Company in the amount of $62,890 (US$50,000). The note is
	secured by inventory and personal guarantees of the controlling
	shareholders of the Company and was due on January 14, 2006.
	The Company was also required to make an additional payment
	to the lender in the amount of the greater of US$4.50 per case of
	La Joya wine sold or US$6,750 on maturity of the promissory
	note.

	During the year ended December 31, 2005, the Company issued
	250,000 common shares in settlement of $31,445 (US$25,000)
	of the outstanding amount and paid $4,281 in interest to the
	lender.

	During the year ended December 31, 2006, the Company
	accrued interest expense in the amount of $8,882 (US$6,750)
	pursuant to the agreement. As at December 31, 2006, the
	outstanding principal and accrued interest totalled $41,777
	(US$31,750) which the Company and the lender agreed to settle
	at a fixed exchange rate of $0.76 Canadian dollar to one United
	States dollar. As at auditors’ report date, the loan has not been
	repaid.	41,777	29,075

		191,691	178,989

	Less: Current Portion	(41,777)	(29,075)

		149,914	149,914

NOTE 8 – SHARE CAPITAL

a)	Authorized
100,000,000 common shares without par value

12

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

b)	Issued and Outstanding
		Number of	Amount
		Common Shares	$

	Balance, December 31, 2004	9,168,780	369,170

	Issued During the Year
	For Cash – Private Placement, Net of Issuance Costs (i)	1,266,667	189,759
	For Accounts Payable (ii)	50,000	8,824
	For Promissory Note (iii)	250,000	31,445

	Balance, December 31, 2005	10,735,447	599,198

	Issued During the Year
	For Cash – Private Placements, Net of Issuance Costs (iv)	2,791,776	417,603
	For Accounts Payable (v)	50,000	8,541

	Balance, December 31, 2006	13,577,223	1,025,342

(i)	The Company issued 1,266,667 units at US$0.15 per unit for total gross proceeds of $230,962 (US$190,000). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until July 31, 2007. Share issuance costs totalling $41,203 have been charged against share capital.

(ii)	The Company issued 50,000 common shares at $0.176 per share for settlement of accounts payable in the amount of $8,824.

(iii)	The Company issued 250,000 common shares at US$0.10 per share for partial settlement of a promissory note in the amount of $31,455 (US$25,000) (Note 7(b)).

(iv)	On April 28, 2006, the Company completed a brokered private placement of 1,591,776 units at a price of US$0.15 per unit, raising gross proceeds of $269,810 (US$238,766). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until December 31, 2007. The Company issued to the Agent 100,000 Agent’s warrants exercisable at a price of US$0.30 per share until December 31, 2007.

On October 24, 2006, the Company completed a brokered private placement of 1,200,000 units at a price of US$0.175 per unit, raising gross proceeds of $236,481 (US$210,000). One unit consists of one common share and one-half share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until June 30, 2008. The Company issued to the Agent 120,000 Agent’s warrants exercisable at a price of US$0.30 per share until June 30, 2008.

In connection with these two private placements, the Company incurred share issuance costs totalling $88,688: finder’s fees of $40,615 (US$36,000), legal and professional fees of $38,673, and the fair value of Agent’s warrants of $9,400 (Note 8(d)).

(v)	On April 20, 2006, the Company issued 50,000 common shares at US$0.15 per share for settlement of outstanding consulting fees in the amount of $8,541 (US$7,500) owing to the Chief Financial Officer (also a Director) of the Company.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

c)	Share Purchase Warrants
	The Company has the following warrants outstanding:
		Number of	Exercise Price
		Warrants	Per Share
			US$
	Balance, December 31, 2004	-	-
	Issued During the Year (Note 8(b)(i))	1,266,667	0.30

	Balance, December 31, 2005	1,266,667	0.30
	Issued During the Year (Note 8(b)(iv))
	Private Placement Warrants	2,191,776	0.30
	Agent’s Warrants	220,000	0.30

	Balance, December 31, 2006	3,678,443	0.30

	The warrants expire between July 31, 2007 and June 30, 2008.
d)	Contributed Surplus and Stock Based Compensation
		2006	2005
		$ $
	Balance, Beginning of the Year	-	-
	Stock-Based Compensation on Agent’s Warrants	9,400	-

	Balance, End of the Year	9,400	-

The weighted average fair value of Agent’s warrants issued during the year ended December 31, 2006 was $0.04 per option. This amount was estimated on the grant date using the Black-Scholes option pricing model using the following assumptions: a risk-free interest rate of 4%; dividend yield of 0%; a stock price volatility of 78%; and an expected life of 20 months. Total stock-based compensation charged against share capital was $9,400.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s Agent’s warrants.

NOTE 9 – ACQUISITION

On May 23, 2005, the Company acquired all of the issued and outstanding shares of Liberty Valley Wines, LLC (“Liberty Valley”) from an Officer (also a shareholder) of the Company for cash consideration of US$1.00. Liberty Valley is a corporation incorporated in the State of Delaware, United States.

The acquisition has been accounted for by the purchase method and the operating results are included in the consolidated financial statements commencing from the date of the acquisition.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 10 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements (Notes 3, 5, 6, 7(a) and 9), the Company had the following transactions with related parties:

		2006	2005
		$	$
a)	Management fees charged by the President (also Chief
	Executive Office and Director) and the Vice-President, both
	major shareholders of the Company, for management,
	administration, supervision and company development services.

	On January 01, 2003, the Company entered into management
	agreements with the President and the Vice-President of the
	Company for general management and operational services.
	Under the terms of the agreements, which were for terms of ten
	years, the Company agreed to pay combined management fees of
	US$72,000 per annum. Actual management fees accrued totalled
	$69,360 in 2005 as the Officers waived receipt of the non-accrued
	portion of the management fees.

	On January 01, 2006, the Company revised the January 01, 2003
	management agreements and entered into one-year management
	agreements with the President and the Vice-President of the
	Company for general management and operational services.
	Under the terms of the new agreements, the Company agreed to
	pay combined management fees of US$120,000 per annum. On
	January 01, 2007, the agreements were renewed for another one-
	year term.	136,116	69,360

b)	Consulting fees charged by a company controlled by the Chief
	Financial Officer (also a Director) of the Company for
	management and administration services.	33,116	30,526

c)	Interest paid to a relative of the President and Vice-President of
	the Company for cash advanced to the Company (Note 7(a))	17,965	17,911

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

NOTE 11 – SUPPLEMENTAL CASH FLOW INFORMATION

a)    Change in Non-Cash Working Capital Accounts:

	2006	2005
	$	$

Accounts Receivable	(5,449)	(6,865)
Inventory	(49,710)	97,765
Prepaid Expenses	-	(270)
Accounts Payable and Accrued Liabilities	34,507	(56,318)

	(20,652)	34,312

15

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 11 – SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

b)	Significant Non-Cash Financing Activities:
		2006	2005
		$	$

	Issuance of Shares for Settlement of Accounts Payable	8,541	8,824
	Issuance of Shares for Settlement of Promissory Notes Payable	-	31,445
	Stock Based Compensation on Agent’s Warrants	(9,400)	-

		(859)	40,269

c)	Other Information:

	Interest Paid	18,379	21,008

NOTE 12 – INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of the statutory tax rates with the Company’s income tax expense is as follows:

	2006	2005
Combined Canadian federal and provincial income tax rates	17.62%	17.62%

	$	$
Loss before income taxes	(440,672)	(273,567)

Expected income tax recovery	(77,646)	(48,203)
Items not deductible for tax purposes	474	451
Deductible share issuance costs	(4,246)	-
Unrecognized tax benefits	81,418	47,752

Total income tax expense (recovery)	-	-

b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets are:

	2006	2005
Combined Canadian federal and provincial income tax rates	17.62%	17.62%

Future income tax assets resulting from:	$	$
Non-capital losses carry-forward	220,210	167,635
Share issuance costs	15,533	5,808
Tax value of assets in excess of net book values	204	122
Valuation allowance	(235,947)	(173,565)

Net future income tax assets	-	-

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 12 – INCOME TAXES (Continued)

b)      Future Income Taxes (Continued)

As at December 31, 2006, the Company and its subsidiaries have non-capital losses of approximately $1,248,592 which may be applied to reduce taxable income of future years. The non-capital losses expire as follows:

Year	$

2007	15,622
2008	205,445
2009	186,429
2010	35,936
2014	116,183
2015	278,500
2026	410,477

1,248,592

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements.

NOTE 13 – SEGMENTED INFORMATION

The Company is a distributor of liquor and wine products and considers itself to be a single-segment operator.

Geographic Segment

Information regarding geographic segments is as follows:

	Total		Canada		USA

	2006	2005	2006	2005	2006	2005
	$	$	$	$	$	$
Sales	5,105	124,847	5,105	109,763	-	15,084
Inventory	64,825	15,115	13,309	15,115	51,516	-
Property and Equipment	2,017	2,484	2,017	2,484	-	-

Major customer

Sales generated from individual customers comprising 10% or more of the Company’s revenues are as follows:

	2006	2005
	$	$

British Columbia Liquor Distribution Branch	5,105	108,240

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 14 – SUBSEQUENT EVENT

On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of US$112,500. One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.40 per share until May 31, 2008. The Company paid finders’ fees in the amount of US$11,250.

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada which would not differ in all material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and from practices prescribed by the United States Securities and Exchange Commission. Accordingly, there were no reported differences for the Company for the years ended December 31, 2006 and 2005 which would require reconciliation from Cdn GAAP to US GAAP.

a)	Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”.

As described in note 12, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rates in Canada at December 31, 2006 and 2005 of 17.62%. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates. These assets would have been reduced to $nil by a valuation allowance, which is consistent with the accounting treatment under Cdn GAAP. Accordingly, there is no difference in the consolidated financial position or results of operations reported under Cdn GAAP and US GAAP for the years ended December 31, 2006 and 2005.

b)	Comprehensive Income

SFAS No. 130 “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and loss and its components including revenues, expenses, gains and losses in a full set of general purpose financial statements. Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners.

Comprehensive income includes two components: (a) net income and (b) other comprehensive income which includes items that are recorded as an element of shareholder’s equity but are excluded from net income as these transactions or events are attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations. Canadian accounting standards relating to comprehensive income are not effective until fiscal years beginning on or after October 1, 2006. The Company has determined, however, that there are no other comprehensive income items for the years ended December 31, 2006 and 2005 that affect these consolidated financial statements.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

c)	Recent United States Accounting Pronouncements

	(i)	Stock-Based Compensation

In December 2004, the US Financial Accounting Standards Board (“FASB”) issued revised SFAS No. 123R “Accounting for Stock-Based Compensation”. This statement supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method, effective for fiscal period beginning after June 15, 2005. As disclosed in note 2(f), the Company uses the fair value method of accounting for its stock-based compensation under Cdn GAAP, a treatment consistent with the accounting under SFAS No. 123R. Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the years ended December 31, 2006 and 2005.

	(ii)	Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-Monetary Assets – an Amendment of APB Opinion No. 29, Accounting for Non-Monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and to replace it with a general exception for exchanges on non-monetary assets that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for fiscal periods beginning after June 15, 2005. The adoption of this statement does not have a material impact on the Company’s consolidated financial statements.

	(iii)	Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46R “Consolidation of Variable Interest Entities” to provide guidance on the consolidation of variable interest entities (“VIE”) where the Company is the entity’s Primary Beneficiary. A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest nor have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. The standard is effective for fiscal periods ending after December 15, 2003. The adoption of this standard does not have a material effect on the Company’s consolidated financial statements, as it does not have any VIE’s which require consolidation.

	(iv)	Asset Retirement Obligation

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Retirement Obligation” to clarify the intended meanings of the term “Asset Retirement Obligation” in SFAS No. 143 “Accounting for Asset Retirement Obligations”. The interpretation clarifies that the entities are expected to record asset retirement obligations even though uncertainty may exist regarding the timing or method of settlement so long as the obligation is reasonably estimable. The Interpretation is effective for fiscal years ending after December 15, 2005. The application of this standard does not have a material effect on these consolidated financial statements.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

c)	Recent United States Accounting Pronouncements (Continued)

	(v)	Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. The standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

	(vi)	Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 addresses financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with any cumulative effect of the change in accounting principle recorded as an adjustment to the opening retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its future consolidated financial statements.

	(vii)	Prior Year Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, effective for fiscal year ending after November 15, 2006. SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to opening retained earnings. The adoption of SAB 108 does not have a material effect on these consolidated financial statements.

	(viii)	Fair Value Measurements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, effective for fiscal years beginning after November 15, 2007. SFAS 157 defines value, establishes a framework for measuring fair value, and expands disclosure about fair value measurement. This standard applies under other accounting pronouncements that require or permit fair value measurements. The Company does not believe the adoption of SFAS 157 will have a material effect on its future consolidated financial statements.

BLACK DIAMOND HOLDINGS CORPORATION

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Expressed in Canadian Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (Continued)

c)	Recent United States Accounting Pronouncements (Continued)

	(ix)	Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”, effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company does not believe the adoption of this standard will have a material effect on its future consolidated financial statements.